

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

Mail Stop 7010

September 21, 2007

Mr. Lawrence S. Coben, Chief Executive Officer
Tremisis Energy Acquisition Corporation II
11622 Monica Street
Houston, Texas 77024

   **Re: Tremisis Energy Acquisition Corporation II
     Registration Statement on Form S-1
     Filed August 22, 2007
     File No. 333-145625**

Dear Mr. Coben:

   We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1 filed August 22, 2007

General

1. To eliminate the need for us to issue repetitive comments, please make appropriate corresponding changes to all disclosure to which a comment relates. If parallel information appears at more than one place in the document, provide in your response letter page references to all responsive disclosure in the marked version of the document.

2.   Please file all omitted exhibits and fill in all blanks other than the information that Rule 430A permits you to omit. We may have additional comments.

3.   Provide for our review and comment any graphics or other artwork you propose to include in the prospectus.

4.   Prior to the effectiveness of this registration statement, we need to receive a copy of the letter or a call from the NASD confirming that NASD has completed its review and has no further concerns regarding the underwriting terms and arrangements pertaining to this offering.

5.   Please tell us the factors you considered in determining to value this offering at $76,000,000 million. Also, tell us the factors you considered when determining that you may need $ 70,680,000 million in the trust account, added to the interest earned on the proceeds held in the trust account, to effect the initial business combination. It does not appear to the staff as though the determination to value the offering at this amount is an arbitrary decision, and we would like to know the specific factors underlying the valuation. This includes the time period before the company's official formation on July 3, 2007, and encompasses any and all evaluations and/or discussions that may have taken place prior to the involvement of the principals with the formal entity of the company. Given management's experience in the areas that have been identified as potential target businesses, the precise nature of their knowledge about their ability to effect a combination with a company whose fair market value is equal to 80% of the company's net assets may be material information for which appropriate disclosure is required. We may have further comments.

6.   We note the disclosure in several places in the registration statement that you will not consummate an initial business combination if public stockholders owning 30% or more of the shares sold in this offering vote against the initial business combination and exercise their conversion rights. Please advise us whether in the company's view the 30% threshold could be increased or lowered by the company after the registration statement is effective and prior to the vote regarding the initial business combination, or whether any other of such conditions may be revised after the IPO. We may have further comments.

7.   We note the disclosure in several places in your registration statement that no compensation of any kind, including finder's and consulting fees, will be paid to any of your initial stockholders, sponsors, officers or directors, or to any of their respective affiliates, for services rendered prior to or in connection with the consummation of an initial business combination. Please disclose in relevant places throughout the registration statement if these persons could receive such compensation from the target company concurrent with or after consummation of a business transaction, and whether payment of finder's fees or consulting fees to these persons will or may be considered in the selection process of an acquisition

candidate. In addition, describe any policy prohibiting your management's pursuit of such fees or reimbursements from the acquisition target company. If you do not have such a policy, explicitly state so and consider including an appropriate risk factor discussion.

8. We note the disclosure in several places in the registration statement that Mr. Lawrence S. Coben has agreed that he will be personally liable to ensure that the proceeds in the trust account are not reduced by the claims of target businesses or claims of vendors or other entities that are owed money by the company for services rendered or contracted for or products sold to the company. Please revise to clearly state, throughout the registration statement, all circumstances whereby this individual will be personally liable. In addition, define in context the term "vendors."

9. We note that you have not yet filed the Specimen Warrant Certificate (Exhibit 4.3), the Form of Warrant Agreement (Exhibit 4.4), or the Form of Registration Rights Agreement (Exhibit 10.8). We may have further comments after a review of these exhibits.

10. We note the discussion of "insider warrants" appearing in various parts of your filing. Tell us, with a view towards revised disclosure, how you plan to value and account for the insider warrants.

Cover Page

11. Please disclose at the forefront the total price of the public offering.

12. We note that the purchasers of the insider warrants have agreed that the insider warrants will not be sold or transferred by them until after you have completed a business combination. Please file as an exhibit the agreement documenting the arrangement.

13. We note here that you intend to apply to have the units listed on the American Stock Exchange. Please explain, in an appropriate location, how the company intends to fulfill all initial listing criteria set forth by the AMEX, in light of the company's blank check status, minimal assets, and lack of income from continuing operations.

14. In this regard, you state you "intend" to apply for listing on the AMEX and caution that you "cannot assure" that your securities will be listed on the AMEX. However, on page 14 you state that "since our securities will be listed on the AMEX." Unless acceptance by the AMEX is a condition to your requesting effectiveness of the registration statement, you should include language that assumes that you will be listed. This includes language on the Cover Page "[a]ssuming that the units are listed" on the AMEX. Please revise or advise.

15.   Please explain in an appropriate place the business reason for conducting,
        concurrently with the public offering, the private sale of the warrants to insiders.

Table of Contents, page i

16.   You remind investors that they should not assume that the information contained
        in the prospectus is accurate as of any date other than the date on the front of the
        prospectus. This language is inappropriate given your Item 512(a) undertakings.
        Revise to delete the noted language.

17.   Please advise us why you have limited the dealer prospectus delivery
        requirements to 25 days.

Summary, page 1

18.   In the last paragraph on page 2, clarify that the target business or businesses must
        have a fair market value *as determined by the Board.*   Provide this information
        on page 20 as well.

Limited payments to insiders, page 7

19.   Please expand to state, if correct, that there are no limits in the amounts that may
        be reimbursed for out-of-pocket expenses incurred in connection with activities
        involving the identification and investigation for possible business targets.

Liquidation of no business combination, page 10

20.   You disclose that your "corporate existence will cease by operation of law and
        [you] will promptly distribute only to [y]our public stockholders the amount in
        [y]our trust...." Briefly describe here and in more detail in the business section,
        the procedures that the company will follow in dissolving the company and
        distributing the proceeds held in trust. Also include the costs of such dissolution.
        In addition, please clarify your usage of "promptly" with more definitive
        language.

Risk Factors, page 14

21.   Please remove language that mitigates or qualifies the described risk. We note
        the phrase "we cannot assure" and introductory clauses that have the effect of
        mitigating the risk described in the statement that follows. For example, we note
        statements beginning with "although" or "however" and the statement indicating
        that you "believe that, upon consummation of this offering, the funds available to
        [you] outside of the trust account, plus the interest earned on the funds held in the

trust account that may be available to us, will be sufficient to allow [you] to operate for at least the next 24 months….”

22.   We note that if you issue shares of your common stock to complete the acquisition of a business combination target, you may use a portion of the proceeds of the offering to reimburse insiders and affiliates for operating expenses incurred on your behalf. Please discuss in a risk factor the interests of such individuals in funding acquisitions through the issuance of shares of common stock.

Because there are numerous companies…, page 14

23.   Provide us with the list of those companies that have consummated a business combination.

We may only be able to complete one business combination with the proceeds of this offering, which will cause us to be solely dependent on a single business which may have limited number of products or services, page 20

24.   This risk factor appears to address two potential risks, the risk of combining with only one business and the risk of combining with more than one business (“[a]lternatively, if we determine…”). Providing the two risks under one subheading deemphasizes the materiality of the risks described. Please discuss the risks under separate headings.

Our management’s ability to require holders of our warrants to exercise such warrants on a cashless basis will cause holders to receive fewer shares of common stock upon their exercise of the warrants than they would have received had they been able to exercise their warrants with cash, page 23

25.   Please clarify the reference to warrants. You are issuing warrants to insiders in a private sale to take place contemporaneously with the offering. In addition, the units to be offered in the public offering will be comprised of shares of your common stock and warrants. If the reference to warrants relates to the warrants to be offered in the private offering, please explain the reason why you believe the warrants represent a risk relevant to investors purchasing in the public offering.

If our existing stockholders or purchasers of the insider warrants exercise their
registration rights with respect to their initial shares or insider warrants and underlying
securities, it may have an adverse effect on the market price of our common stock and the
existence of these rights may make it more difficult to effect a business combination,
page 23

26.   Please revise to clarify when the existing stockholders are entitled to demand that
        the company register the resale of their initial shares or insider warrants and
        underlying securities. We note your statement that "any time commencing three
        months prior to the date on which their shares are released from escrow."

Use of Proceeds, page 27

27.   We note in footnote 1 to Item 13 in Part II that you paid Continental Stock
        Transfer & Trust Company an initial trustees' fee and will pay Continental Stock
        Transfer annual fees for acting as trustee, transfer agent of your common stock,
        warrant agent for your warrants, and escrow agent. Please disclose whether all
        these fees are reflected in this section and how these fees will be paid.

28.   Please file as an exhibit the agreement documenting the initial stockholders'
        agreement to make advances to you to complete the liquidation of the business.

Management's Discussion and Analysis and Financial Condition and Results of
Operations, page 33

29.   Please note that Item 303(a)(3)(ii) of Regulation S-K requires, as applicable, a
        discussion of any known trends or uncertainties that you expect to materially
        affect your business or operations. Please expand this section to discuss in
        reasonable detail any known trends and uncertainties that will have or are
        reasonably likely to have a material impact on your revenues or income or result
        in your liquidity decreasing or increasing in any material way when you acquire a
        target for business combination. If warranted (we note prior comment # in this
        regard), please provide disclosure relating to the industries upon which you
        intend to focus in your search for a target and discuss the material opportunities,
        challenges, and risks in short and long term attendant to those industries and the
        actions you are taking and/or will take to address them. Refer to SEC Release
        No. 33-8350.

30.   We note your statement that you believe that "the $150,000 of net proceeds not
        held in the trust account plus the up to $1,200,000 of interest earned on the trust
        account balance that may be released to [you] will be sufficient to allow [you] to
        operate for at lease the next 24 months...." Please provide support for this
        assertion.

31.   Please disclose whether there are any mechanisms in place to ensure your timely receipt of the $1,200,000 million in interest income, which will be available to fund your operations. Discuss any liquidity problems that may arise as a result of the untimely release of the interest income.

Proposed Business, page 35

32.   You state that "[y]our efforts identifying a prospective target will not be limited to a particular industry, although [you] intend to focus on either the energy or the environmental industry." Given that you do not intend to limit your search to a particular industry, please advise us why you believe that the extensive discussion concerning the energy and environmental industries is appropriate. We may have further comment.

Sources of Target Businesses, page 37

33.   Please identify the source of funds that will be used to pay any finder's fee, consulting fee or other similar compensation. Consider adding this information in the Use of Proceeds table.

Fair market value of target business, page 38

34.   We note that if you obtain an opinion in order to establish that a potential target represents 80% of your net assets, you do not intend to distribute such an opinion among stockholders, although the stockholders will be entitled to vote on the acquisition of the target. Please disclose the basis for believing that you are not required to distribute the opinion among stockholders.

Conversion Rights, page 40

35.   We note the statement that "[t]he actual per-share conversion price will be equal to the amount in the trust account, inclusive of any interest." Given that interest that will accrue on the amount that will be deposited in the trust account may be available to the company to fund its operations, please clarify that the actual amount that may be received by converting stockholders may include part of the accrued interest or may not include any interest at all.

Liquidation if No Initial Business Combination, page 41

36.   You state that you "anticipate notifying the trustee of the trust account to begin liquidating such assets promptly" in the event of a liquidation. Please explain why you "anticipate" that the instruction would be given promptly instead of stating that the instruction will be given promptly.

37.   Please include the estimated costs for implementing the liquidation and plan of distribution, and separately provide the estimated costs for any fees.

Management, page 48

Director Independence, page 50

38.   Please confirm that your identification of the named individuals as "independent directors" is consistent with the rules of the American Stock Exchange. In providing the confirmation, please consider the anticipated value of the shares of common stock received or to be received by such individuals.

Certain Relationships and Related Transactions, page 53

39.   Please provide the disclosure required by Item 404(b) of Regulation S-K or advise us why it is not necessary.

40.   We note that "an increase in the offering size could [] result in a proportionate increase in the amount of interest [you] may withdraw from the trust account." Disclose whether there is a limit in the amount of interest that may be withdrawn.

41.   Discuss how you estimated that an increase in the size of the offering may result in a decrease in the per-share conversion or liquidation price of as much as $0.03.

42.   We note that the holders of a majority of the initial shares will be entitled to make up to two demands that you register the resale of the restricted securities placed in escrow. Please clarify the date on which the escrow period expires and state whether the company may or will waive the escrow provisions.

Underwriting, page 61

43.   We note that you intend to conduct concurrent offerings in the United States and in Canada and that the closings of the sale of units to be purchased by the U.S. underwriters and international managers are conditioned on one another. Please discuss whether the conditional nature of the sale to the U.S. underwriters is consistent with the underwriters' firm commitment obligations.

Closing Comments

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact at Robert Carroll at (202) 551-3717 or at (202) 551- if you have questions regarding the accounting comments. Please contact Carmen Moncada-Terry at (202) 551-3687 or in her absence, the undersigned (202) 551-3740 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: R. Carroll
       C. Moncada-Terry

       VIA FACSIMILE
       Jeffrey M. Gallart
       Graubard Miller
       (212) 818-8881